                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   __________


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




(Mark One):

[  x  ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934.

         For the fiscal year ended:  December 31, 1998

                       OR

[     ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934.

         For the transition period from __________ to  __________


                                  Commission file number 1-2384
                                                         -------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          The TRW Employee Stock Ownership
                                and Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    TRW Inc.
                               1900 Richmond Road
                              Cleveland, Ohio 44124

                                     Audited Financial Statements

                                     THE TRW EMPLOYEE STOCK
                                     OWNERSHIP AND SAVINGS PLAN


                                     December 31, 1998 and 1997

                         Report of Independent Auditors


Board of Administration
The TRW Employee Stock Ownership and
Savings Plan


We have audited the accompanying statements of net assets available for benefits of The TRW Employee Stock Ownership and Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The TRW Employee Stock Ownership and Savings Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1998, is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the 1998 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1998 basic financial statements taken as a whole.

The Plan has not presented the schedule of reportable transactions. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                                     /s/ Ernst & Young LLP
June 11, 1999
Cleveland, Ohio

                The TRW Employee Stock Ownership and Savings Plan

      Statements of Net Assets Available for Benefits with Fund Information

                                December 31, 1998



                                                                TRW Stock Fund                                    Primco
                                                        ---------------------------------      Putnam             Stable
                                                          Participant   Non-Participant        S&P 500            Value
                                                           Directed        Directed        Index Portfolio         Fund
                                                        ---------------------------------  ---------------------------------
ASSETS
Investments:
   TRW Common Stock                                     $  392,896,554   $  729,163,609
   Shares of Putnam Income Fund
   Shares of PBHG Emerging Growth Fund
   Shares of Bernstein International Value Portfolio
   Shares of Putnam Investors Fund
   Shares of George Putnam Fund of Boston
   Putnam S&P 500 Index Portfolio                                                           $  752,463,764
   Putnam Small Company Equity Portfolio
   Primco Stable Value Fund                                                                                    $  481,494,878
Participant loan receivables
Cash
Receivable for investments sold                                                                  4,290,389
Receivable for portfolio shares issued                                                           1,829,427
Receivable for portfolio shares sold
Interest and dividends receivable                                                                  792,728          2,495,751
Receivable from pending transaction                                                                                   458,186
Receivable for variation margins on futures                                                         34,074
                                                        ---------------------------------------------------------------------
Total assets                                               392,896,554      729,163,609        759,410,382        484,448,815

LIABILITIES
Accrued expenses                                                16,694           31,003             33,212            124,213
Payable for securities purchased                                                                 6,817,198
Payable for portfolio shares purchased
Cash overdraft                                                                                     395,741
Payable for compensation to manager                                                                118,912
                                                        ---------------------------------------------------------------------
Total liabilities                                               16,694           31,003          7,365,063            124,213
                                                        ---------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                       $  392,879,860   $  729,132,606     $  752,045,319     $  484,324,602
                                                        =====================================================================


                                                    Putnam
                                                     Small                                          Bernstein
                                                    Company         Putnam            PBHG        International      Putnam
                                                    Equity          Income          Emerging          Value         Investors
                                                   Portfolio         Fund         Growth Fund       Portfolio         Fund
                                                -------------------------------------------------------------------------------
ASSETS
Investments:
   TRW Common Stock
   Shares of Putnam Income Fund                                 $   44,941,929
   Shares of PBHG Emerging Growth Fund                                          $   17,292,794
   Shares of Bernstein International Value                                                       $   17,845,418
    Portfolio
   Shares of Putnam Investors Fund                                                                               $   81,168,033
   Shares of George Putnam Fund of Boston
   Putnam S&P 500 Index Portfolio
   Putnam Small Company Equity Portfolio        $  135,355,152
   Primco Stable Value Fund
Participant loan receivables
Cash                                                   105,980
Receivable for investments sold                      7,947,211
Receivable for portfolio shares issued
Receivable for portfolio shares sold                   699,936
Interest and dividends receivable                      161,088
Receivable from pending transaction
Receivable for variation margins on futures            101,729
                                                -------------------------------------------------------------------------------
Total assets                                       144,371,096      44,941,929      17,292,794       17,845,418      81,168,033

LIABILITIES
Accrued expenses                                         6,222           2,260             665              851           3,047
Payable for securities purchased
Payable for portfolio shares purchased                 130,827
Cash overdraft
Payable for compensation to manager                     28,560
                                                -------------------------------------------------------------------------------
Total liabilities                                      165,609           2,260             665              851           3,047
                                                -------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS               $  144,205,487  $   44,939,669  $   17,292,129   $   17,844,567  $   81,164,986
                                                ===============================================================================


                                                        George Putnam         Loan
                                                        Fund of Boston        Fund               Total
                                                      ------------------------------------------------------
ASSETS
Investments:
   TRW Common Stock                                                                          $1,122,060,163
   Shares of Putnam Income Fund                                                                  44,941,929
   Shares of PBHG Emerging Growth Fund                                                           17,292,794
   Shares of Bernstein International Value Portfolio                                             17,845,418
   Shares of Putnam Investors Fund                                                               81,168,033
   Shares of George Putnam Fund of Boston              $   30,640,158                            30,640,158
   Putnam S&P 500 Index Portfolio                                                               752,463,764
   Putnam Small Company Equity Portfolio                                                        135,355,152
   Primco Stable Value Fund                                                                     481,494,878
Participant loan receivables                                            $   63,196,163           63,196,163
Cash                                                                                                105,980
Receivable for investments sold                                                                  12,237,600
Receivable for portfolio shares issued                                                            1,829,427
Receivable for portfolio shares sold                                                                699,936
Interest and dividends receivable                                                                 3,449,567
Receivable from pending transaction                                                                 458,186
Receivable for variation margins on futures                                                         135,803
                                                      ------------------------------------------------------
Total assets                                               30,640,158       63,196,163        2,765,374,951

LIABILITIES
Accrued expenses                                                1,306                               219,473
Payable for securities purchased                                                                  6,817,198
Payable for portfolio shares purchased                                                              130,827
Cash overdraft                                                                                      395,741
Payable for compensation to manager                                                                 147,472
                                                      ------------------------------------------------------
Total liabilities                                               1,306                             7,710,711
                                                      ------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                      $   30,638,852   $   63,196,163       $2,757,664,240
                                                      ======================================================

                The TRW Employee Stock Ownership and Savings Plan

Statements of Changes in Net Assets Available for Benefits with Fund Information

                          Year Ended December 31, 1998



                                                                TRW Stock Fund                                   Primco
                                                        ---------------------------------      Putnam            Stable
                                                          Participant   Non-Participant        S&P 500           Value
                                                           Directed        Directed        Index Portfolio        Fund
                                                        ---------------------------------  ---------------------------------
Investment income:
   Dividends                                            $    9,228,900  $   16,602,547     $        1,529
   Interest                                                                                                 $   29,415,411
                                                        --------------------------------------------------------------------
Total investment income                                      9,228,900      16,602,547              1,529       29,415,411

Contributions from TRW Inc.                                                 45,883,426
Contributions from participants                             43,729,092                         52,024,041       30,228,867

Net realized gain on sale of investments                    32,818,802      27,894,961         16,070,506
Net unrealized appreciation (depreciation) of
   investments                                             (11,095,420)      6,748,112        155,033,320
Transfers from other funds                                  61,567,391          74,899        101,408,939      154,030,552
Transfer from other plan                                       345,619                            222,138        2,668,948
Interest income on participant loans
Loan issues
Other                                                           94,916                            133,006           52,274
                                                        --------------------------------------------------------------------
                                                           136,689,300      97,203,945        324,893,479      216,396,052
Less:
   Distributions                                            39,557,439      77,154,377         61,105,486       67,243,432
   Excess contributions                                                                               935              558
   Loan repayments
                                                        --------------------------------------------------------------------
                                                            39,557,439      77,154,377         61,106,421       67,243,990

 Administrative expenses                                       140,533         248,465            229,752          579,050
 Transfers to other funds                                  114,367,305       6,929,343        142,232,423      167,568,134
                                                        --------------------------------------------------------------------
                                                           154,065,277      84,332,185        203,568,596      235,391,174
                                                        --------------------------------------------------------------------

Increase (Decrease) in net assets for the year             (17,375,977)     12,871,760        121,324,883      (18,995,122)
Net assets available for benefits at beginning
   of year                                                 410,255,837     716,260,846        630,720,436      503,319,724
                                                        --------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR        $  392,879,860  $  729,132,606     $  752,045,319   $  484,324,602
                                                        ====================================================================


                                                            Putnam
                                                            Small                                          Bernstein
                                                           Company          Putnam            PBHG        International
                                                           Equity           Income          Emerging          Value
                                                          Portfolio          Fund         Growth Fund       Portfolio
                                                       -----------------------------------------------------------------
Investment income:
   Dividends                                           $       65,275 $    2,473,009  $       57,904    $    1,645,022
   Interest
                                                       -----------------------------------------------------------------
Total investment income                                        65,275      2,473,009          57,904         1,645,022

Contributions from TRW Inc.
Contributions from participants                            23,376,718      5,002,329       3,697,049         2,600,816

Net realized gain on sale of investments                      186,818       (304,354)       (535,614)         (450,961)
Net unrealized appreciation (depreciation) of
   investments                                             10,329,010       (960,815)        578,870        (2,068,885)
Transfers from other funds                                 35,432,464     49,010,175      25,351,725        27,414,926
Transfer from other plan                                      193,192        153,725         138,966           140,814
Interest income on participant loans
Loan issues
Other                                                           6,710            142               4
                                                       -----------------------------------------------------------------
                                                           69,590,187     55,374,211      29,288,904        29,281,732
Less:
   Distributions                                           12,279,641      5,721,283       1,006,821           724,051
   Excess contributions                                           217             49              14                20
   Loan repayments
                                                       -----------------------------------------------------------------
                                                           12,279,858      5,721,332       1,006,835           724,071

 Administrative expenses                                       19,981          6,702           4,326             4,360
 Transfers to other funds                                  61,011,804     31,935,542      10,985,613        10,708,734
                                                       -----------------------------------------------------------------
                                                           73,311,643     37,663,576      11,996,774        11,437,165
                                                       -----------------------------------------------------------------

Increase (Decrease) in net assets for the year             (3,721,456)    17,710,635      17,292,130        17,844,567
Net assets available for benefits at beginning
   of year                                                147,926,943     27,229,034
                                                       -----------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR       $  144,205,487 $   44,939,669  $   17,292,130    $   17,844,567
                                                       =================================================================


                                                           Putnam
                                                          Investors     George Putnam        Loan
                                                            Fund        Fund of Boston       Fund                 Total
                                                       ---------------------------------------------------------------------
Investment income:
   Dividends                                          $    1,977,161   $    2,520,664                       $    34,572,011
   Interest                                                                                                      29,415,411
                                                      ----------------------------------------------------------------------
Total investment income                                    1,977,161        2,520,664                            63,987,422

Contributions from TRW Inc.                                                                                      45,883,426
Contributions from participants                            8,410,304        3,824,638                           172,893,854

Net realized gain on sale of investments                      45,848         (104,672)                           75,621,334
Net unrealized appreciation (depreciation) of
   investments                                            10,093,828         (976,697)                          167,681,323
Transfers from other funds                                93,155,175       36,831,444                           584,277,690
Transfer from other plan                                     221,707          159,571                             4,244,680
Interest income on participant loans                                                    $    5,743,582            5,743,582
Loan issues                                                                                 28,887,908           28,887,908
Other                                                            353           16,321                               303,726
                                                      ----------------------------------------------------------------------
                                                         113,904,376       42,271,269       34,631,490        1,149,524,945
Less:
   Distributions                                           2,917,485        2,894,781                           270,604,796
   Excess contributions                                           46               18                                 1,857
   Loan repayments                                                                          35,112,707           35,112,707
                                                      ----------------------------------------------------------------------
                                                           2,917,531        2,894,799       35,112,707          305,719,360

 Administrative expenses                                      14,232            6,454                             1,253,855
 Transfers to other funds                                 29,807,627        8,731,165                           584,277,690
                                                      ----------------------------------------------------------------------
                                                          32,739,390       11,632,418       35,112,707          891,250,905
                                                      ----------------------------------------------------------------------

Increase (Decrease) in net assets for the year            81,164,986       30,638,851         (481,217)         258,274,040
Net assets available for benefits at beginning
   of year                                                                                  63,677,380        2,499,390,200
                                                      ----------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR      $   81,164,986   $   30,638,851   $   63,196,163       $2,757,664,240
                                                      ======================================================================

                The TRW Employee Stock Ownership and Savings Plan

      Statements of Net Assets Available for Benefits with Fund Information

                                December 31, 1997


                                                TRW Stock Fund
                                        --------------------------------
                                         Participant     Non-Participant       Equity           Insured       Small Company
                                           Directed         Directed            Fund          Return Fund      Equity Fund
                                        -------------------------------------------------------------------------------------

ASSETS
Investments:
   TRW Inc. Common Stock                $  408,177,969    $  712,898,949    $      345,984
   Guaranteed investment contracts                                                            $  472,639,861
   Common Stock                                                                628,858,179                     $  133,207,232
   Bankers Trust Pyramid Discretionary
   Cash Fund                                 2,060,875         3,412,281                          27,602,178
Cash                                                                                19,002
Receivable from TRW Inc.                         5,354             8,866             2,772             6,704
Receivables from investments sold                                                1,940,778                         14,770,285
Participant loan receivables
Prepaid expenses                                   924             1,529
Interest receivables                            46,014                                             2,763,378
Receivable from other funds                      1,409                                               364,110
                                        -------------------------------------------------------------------------------------
Total assets                               410,292,545       716,321,625       631,166,715       503,376,231      147,977,517

LIABILITIES
Payable to other funds                                                             365,362                                157
Accrued expenses                                36,708            60,779            80,917            56,507           50,417
                                        -------------------------------------------------------------------------------------
Total liabilities                               36,708            60,779           446,279            56,507           50,574
                                        -------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS       $  410,255,837    $  716,260,846    $  630,720,436    $  503,319,724   $  147,926,943
                                        =====================================================================================



                                             Bond
                                          Index Fund       Loan Fund         Totals
                                        ------------------------------------------------

ASSETS
Investments:
   TRW Inc. Common Stock                                                  $1,121,422,902
   Guaranteed investment contracts                                           472,639,861
   Common Stock                                                              762,065,411
   Bankers Trust Pyramid Discretionary
   Cash Fund                                                                  33,075,334
Cash                                                                              19,002
Receivable from TRW Inc.                 $           88                           23,784
Receivables from investments sold            27,239,231                       43,950,294
Participant loan receivables                              $   63,677,380      63,677,380
Prepaid expenses                                                                   2,453
Interest receivables                                                           2,809,392
Receivable from other funds                                                      365,519
                                        ------------------------------------------------
Total assets                                 27,239,319       63,677,380   2,500,051,332

LIABILITIES
Payable to other funds                                                           365,519
Accrued expenses                                 10,285                          295,613
                                        ------------------------------------------------
Total liabilities                                10,285                          661,132
                                        ------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS        $   27,229,034   $   63,677,380  $2,499,390,200
                                        ================================================

                The TRW Employee Stock Ownership and Savings Plan

 Statements of Changes in Net Assets Available for Benefits with Fund
 Information
                          Year Ended December 31, 1997

                                                TRW Stock Fund
                                       --------------------------------
                                         Participant   Non-Participant    Equity         Insured     Small Company
                                           Directed       Directed         Fund        Return Fund    Equity Fund
                                       ----------------------------------------------------------------------------
Investment income:
   Dividends--TRW Inc. Common Stock    $    8,964,299 $   17,184,237                                $           30
   Interest                                   158,833        290,564  $       49,174 $   33,650,423             36
                                       ----------------------------------------------------------------------------
Investment income                           9,123,132     17,474,801          49,174     33,650,423             66

Contributions from TRW Inc.                               43,311,522
Contributions from participants            33,570,464                     35,503,516     23,538,722     18,232,212
Rollover contributions                      1,157,756                      1,733,584      1,302,178      1,291,294
Net realized gain on disposition of
   investments                             13,787,889     25,854,934     384,756,181                    51,320,292
Change in unrealized appreciation
   (depreciation) of investments           16,170,536     26,029,117    (229,445,350)                  (24,826,056)
Transfers from other funds                 42,685,324                     54,070,340     81,649,658     37,089,325
Interest income on participant loans        1,833,404                      1,515,725      1,522,861        488,842
Contribution income on loan repayments      8,209,640                      6,970,044      7,049,438      2,389,248
                                       ----------------------------------------------------------------------------
                                          126,538,145    112,670,374     255,153,214    148,713,280     85,985,223
Less:
   Withdrawals and distributions:
     Cash                                     809,727      1,681,207      32,018,767     52,005,240      5,190,127
     TRW Inc. common stock (579,184
       participant directed shares and
       804,878 non-participant
       directed shares)                    23,044,461     47,865,019
                                       ----------------------------------------------------------------------------
                                           23,854,188     49,546,226      32,018,767     52,005,240      5,190,127

Distribution of dividends on TRW
   common stock                                           16,202,810
Admin. expenses                               344,523        471,264         405,576        520,114        203,906
Transfer to other funds                    64,541,553                     54,081,194     99,567,077     29,287,985
                                       ----------------------------------------------------------------------------
                                           88,740,264     66,220,300      86,505,537    152,092,431     34,682,018
                                       ----------------------------------------------------------------------------

Increase (decrease) in net assets for
   the year                                37,797,881     46,450,074     168,647,677     (3,379,151)    51,303,205
Net assets available for benefits at
   beginning of year                      372,457,956    669,810,772     462,072,759    506,698,875     96,623,738
                                       ----------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS AT
END OF YEAR                            $  410,255,837 $  716,260,846  $  630,720,436 $  503,319,724 $  147,926,943
                                       ============================================================================


                                              Bond
                                           Index Fund      Loan Fund        Totals
                                        -------------------------------------------------
Investment income:
   Dividends--TRW Inc. Common Stock                                       $   26,148,566
   Interest                               $           72                      34,149,102
                                        -------------------------------------------------
Investment income                                     72                      60,297,668

Contributions from TRW Inc.                                                   43,311,522
Contributions from participants                3,348,933                     114,193,847
Rollover contributions                           287,950                       5,772,762
Net realized gain on disposition of
   investments                                 4,508,530                     480,227,826
Change in unrealized appreciation
   (depreciation) of investments              (2,353,500)                   (214,425,253)
Transfers from other funds                     9,123,432  $   30,088,267     254,706,346
Interest income on participant loans              79,267                       5,440,099
Contribution income on loan repayments           386,082                      25,004,452
                                        -------------------------------------------------
                                              15,380,766      30,088,267     774,529,269
Less:
   Withdrawals and distributions:
     Cash                                      1,391,788                      93,096,856
     TRW Inc. common stock (579,184
       participant directed shares and
       804,878 non-participant
       directed shares)                                                       70,909,480
                                        -------------------------------------------------
                                               1,391,788               0     164,006,336

Distribution of dividends on TRW
   common stock                                                              16,202,810
Admin. expenses                                   36,578                      1,981,961
Transfer to other funds                        7,218,143      27,568,265     282,264,217
                                        -------------------------------------------------
                                               8,646,509      27,568,265     464,455,324
                                        -------------------------------------------------

Increase (decrease) in net assets for
   the year                                    6,734,257       2,520,002     310,073,945
Net assets available for benefits at
   beginning of year                          20,494,777      61,157,378   2,189,316,255
                                        -------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS AT
END OF YEAR                               $   27,229,034  $   63,677,380  $2,499,390,200
                                        =================================================

                The TRW Employee Stock Ownership and Savings Plan

                          Notes to Financial Statements

                                December 31, 1998


A.    SIGNIFICANT ACCOUNTING POLICIES

TRW STOCK FUND

Investments in the TRW Stock Fund consist solely of TRW Inc. (TRW) common stock, which is traded on the New York Stock Exchange and valued at the last reported sales price on the last business day of the Plan's fiscal year.

PUTNAM S&P 500 INDEX FUND (FORMERLY EQUITY FUND)

Investments in the S&P 500 Index Fund are valued at the redemption price established by the Trustee, which is based on the fair value of the Putnam's S&P 500 Index Fund Trust assets on the last business day of the Plan's fiscal year. This Fund is constructed and maintained with the objective of providing investment results which approximate the overall performance of the Standard & Poor's Composite Index of 500 stocks. Income is accumulated and reinvested in the Fund and included in the determination of share values.

PRIMCO STABLE VALUE FUND (FORMERLY INSURED RETURN)

The Primco Stable Value Fund consists of fully benefit responsive investment contracts with insurance companies, banks and other financial institutions and short-term investment funds. Benefit responsive contracts provide contract value payments for participant disbursements, loans and investment transfers as allowed under the plan. There are exceptions for payments to participants who, as a result of a corporate event, cease to be employed by TRW. A corporate event includes a divestiture of an operating unit (for example, a subsidiary or a division), a significant special early retirement program or other corporate action that could be construed as causing increased Plan payments to participants.

Investment contracts provide a stated rate of interest on principal for a stated period of time. All investment contracts are accounted for at contract value because they are fully benefit responsive. In accordance with Statement of Position 94-4, contract value equals fair value because no event has occurred that affects the value of any contracts. The investment contracts are of three types: general account, separate account, and synthetic investment contracts. Investment contracts in the general account of an insurance company where assets are not specifically identifiable have fixed rates of interest or an indexed rate of interest for the life of the contract. Investment contracts in separate accounts of an insurance company have underlying assets that are specifically identifiable and held for the benefit of the Plan.

               The TRW Employee Stock Ownership and Savings Plan

A.     SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

Under synthetic investment contracts, the Plan owns assets with an investment contract from an insurance company, bank or other financial institution surrounding the asset. Both separate account and synthetic contracts have periodic interest rate resets (monthly, quarterly, or semi-annually) based on the performance of the underlying assets. All separate account and synthetic contracts have a guaranteed return of principal. As of December 31, 1998 and 1997, approximately $47 and $60 million was invested in general account assets, $145 and $141 million in separate account assets, and $269 and $274 million in assets owned by the Plan, respectively.

The weighted average yield (excluding administrative expenses) for all investment contracts was 6.17% and 6.77% in 1998 and 1997, respectively. The crediting interest rate for all investment contracts was 6.19% at December 31, 1998 and 6.69% at December 31, 1997.

PUTNAM SMALL COMPANY EQUITY PORTFOLIO (FORMERLY SMALL COMPANY EQUITY FUND)

Investments in the Putnam Small Company Equity Portfolio are valued at the redemption price established by the Trustee, which is based on the fair value of the Putnam Small Company Equity Fund assets on the last business day of the Plan's fiscal year. The Small Company Equity Portfolio is constructed and maintained with the objective of providing investment results which approximate the overall performance of the 2,500 common stocks included in the Russell 3000 Equity Index less those common stocks included in the S&P 500. Income is accumulated and reinvested in the Fund and included in the determination of share values.

PUTNAM INCOME FUND (FORMERLY BOND INDEX FUND)

Investments in the Putnam Income Fund are valued at the redemption price established by the Trustee on the last business day of the Plan's fiscal year. The Fund is managed by the Trustee and is invested in a broad, diversified portfolio of debt securities issued by the U.S. Treasury and other government agencies and in debt securities of credit-worthy corporations. Income is accumulated and reinvested in the fund and included in the determination of the share value.

               The TRW Employee Stock Ownership and Savings Plan

A.     SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

PUTNAM INVESTORS FUND

Investments in the Putnam Investors Fund are valued at the redemption price established by the Trustee on the last business day of the Plan's fiscal year. The Fund seeks long-term growth of capital by investing primarily in stocks of well-known, medium-to-large companies that provide opportunities for growth over the long term. The fund also includes stocks of smaller, rapidly growing companies. The fund spreads its portfolio across a broad range of industries such as consumer goods, finance and technology. Income is accumulated and reinvested in the fund and included in the determination of the share value.

PBHG EMERGING GROWTH FUND

The PBHG Emerging Growth Fund is managed by Pilgrim Baxter & Associates, Ltd. The fund is constructed and maintained with the objective of providing long-term capital growth by investing primarily in common stocks of emerging U.S. companies that have market capitalizations or annual revenues of up to $500 million. Investments in the Fund are valued at the redemption price established by the Trustee on the last business day of the Plan's fiscal year. Income is accumulated and reinvested in the fund and included in the determination of the share value.

BERNSTEIN INTERNATIONAL PORTFOLIO

The Bernstein International Portfolio is constructed and maintained with the objective of providing long-term capital growth by investing in established companies in Europe, the Far East, Australia and Canada. Investments in the Fund are valued at the redemption price established by the Trustee on the last business day of the Plan's fiscal year. The fund manager invests in stock believed to be undervalued in relation to assets, dividends, and earning power. Income is accumulated and reinvested in the fund and included in the determination of the share value.

THE GEORGE PUTNAM FUND OF BOSTON

The George Putnam Fund of Boston is constructed and maintained with the objective of providing capital growth and current income by investing in stocks of large, well-established companies and U.S. government securities and corporate bonds. Investments in the Fund are valued at the redemption price established by the Trustee on the last business day of the Plan's fiscal year. Income is accumulated and reinvested in the fund and included in the determination of the share value.

OTHER

The cost of securities sold is determined by the average cost method for purposes of determining realized gains and losses.

               The TRW Employee Stock Ownership and Savings Plan

A.     SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

B.     DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan, and is comprised of the TRW Stock Fund, Putnam S&P 500 Index Portfolio (replaces Equity Fund), PRIMCO Stable Value Fund (replaces Insured Return Fund), Putnam Small Company Equity Portfolio (replaces Small Company Equity Fund), Putnam Income Fund (replaces Bond Index Fund), PBHG Emerging Growth Fund, Bernstein International Value Portfolio, Putnam Investors Fund, and the George Putnam Fund of Boston. Participation in the Plan is available to substantially all domestic employees of TRW who have been employed for at least three months. The Plan is governed by the Internal Revenue Code and related legislation.

PARTICIPANT CONTRIBUTIONS

The Plan allows eligible employees to contribute up to 16% of qualifying compensation on a before-tax basis by way of salary reduction; such contributions are made in increments of one percent of qualifying compensation and could not exceed $10,000 in 1998 and $9,500 in 1997. Participants may also elect to contribute, in increments of one percent, up to 10% of qualifying compensation on an after-tax basis. Participants can make up to two contribution percentage changes per month. Annual contributions to a participant's account (including before-tax, after-tax and TRW matching contributions) and to any other defined contribution plan is limited to the lesser of $30,000 or 25% of the participant's annual compensation reduced by the amount of before-tax contributions.

Participants determine the funds in which to invest their contributions. Employee contributions may be invested, in multiples of 1% percent, in one or more of the nine investment funds. Fund elections may be changed at any time.

               The TRW Employee Stock Ownership and Savings Plan

B.     DESCRIPTION OF THE PLAN--CONTINUED

TRW CONTRIBUTIONS

TRW contributes to the Plan, out of current or accumulated earnings, an amount equal to 100% of each participant's before-tax contributions without exceeding three percent of the participant's qualifying compensation. Participants immediately vest in the TRW contributions. All TRW matching contributions are invested in the ESOP portion of the TRW Stock Fund. TRW contributions always remain in the TRW Stock Fund and may not be transferred, except under special circumstances. TRW contributions may be in the form of cash or treasury or authorized and unissued shares of TRW Common Stock. TRW Common Stock contributed is to be valued by any reasonable method selected by TRW.

The amount and type of TRW contributions are summarized as follows:

                                           1998               1997
                                    ---------------------------------------
TRW Common Stock                                              $ 1,695,525
Cash                                  $45,883,426              41,615,997
                                    ---------------------------------------

                                      $45,883,426             $43,311,522
                                    =======================================

WITHDRAWALS AND DISTRIBUTIONS

Upon termination of employment, a participant may elect to receive his or her account, less the unpaid balance of any loan outstanding, in a single sum except a participant whose account balance exceeds $5,000 may defer such payments until he or she reaches age 70. Participants receive the value of their shares in cash unless they elect to receive shares.

               The TRW Employee Stock Ownership and Savings Plan

B.     DESCRIPTION OF THE PLAN--CONTINUED

If a participant elects to defer payment of his or her account, the undistributed account balance remains invested in the Plan. The following is the total value of the accounts subject to deferred elections (9,153 as of December 31, 1998 and 8,484 as of December 31, 1997) that are included in the net assets of the funds:

                                                                     1998               1997
                                                              ----------------------------------------
TRW Stock Fund                                                      $287,267,573        $275,565,258
Putnam S&P 500 Index Portfolio                                       198,834,281         153,911,053
Primco Stable Value Fund                                             161,816,758         163,974,753
Putnam Small Company Equity Portfolio                                 28,459,430          26,464,385
Putnam Income Fund                                                     7,495,522           4,599,245
Putnam Investors Fund                                                 14,684,126
PBHG Emerging Growth Fund                                              2,166,122
Bernstein International Value Portfolio                                2,832,858
George Putnam Fund of Boston                                           6,042,125
                                                              ----------------------------------------

                                                                    $709,598,795        $624,514,694
                                                              ========================================

Effective January 1, 1988, participants who have attained age 55 as of the end of the preceding fiscal year-end and commenced participation in the Plan at least ten years prior may elect, within an election period during each of the succeeding five consecutive plan years, to receive a special ESOP distribution. The amount eligible for this special distribution is 50% of the prior fiscal year-end value (including previous withdrawals) of TRW Common Stock acquired for the participant's account by the ESOP since 1986, reduced by any previous withdrawals.

PARTICIPANT LOANS

Participants can borrow from $1,000 to $50,000 (in increments of $100) of their before-tax contributions, but such borrowings cannot exceed 50% of a participant's total Plan balance. The interest rate is fixed (prime rate at the end of the last business day of the preceding quarter plus one percent) and the repayment period cannot be less than one year or more than five years.

               The TRW Employee Stock Ownership and Savings Plan

B.     DESCRIPTION OF THE PLAN--CONTINUED

OTHER

Although it has not expressed any intent to do so, TRW reserves the right to suspend or terminate the Plan. In the event of termination, the amount of each participant's account may be retained in trust for the benefit of the participant.

The above description of the Plan provides only general information. Participants should refer to the Summary Plan Description, which is available from the Stock Savings Plan's Participant Service Center and the Plan's website, and annual prospectus for a more complete description of the Plan's provisions.

C.     INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's total assets are as follows:

                                                       DECEMBER 31
                                               1998                  1997
                                       ---------------------------------------------
TRW Inc. Common Stock                    $1,122,060,163           $1,121,605,331
Putnam S&P 500  Index Fund                  752,463,764


The net realized gain on disposition of investments is as follows:

                                                     TRW STOCK FUND
                                                1998                1997
                                         ----------------------------------------
Value realized                                 $221,854,445        $174,098,988
Average cost                                    161,140,682         134,456,165
                                         ----------------------------------------

NET REALIZED GAIN                              $ 60,713,763        $ 39,642,823
                                         ========================================

               The TRW Employee Stock Ownership and Savings Plan

C.     INVESTMENTS--CONTINUED

                                                     PUTNAM S&P 500
                                                    INDEX PORTFOLIO
                                                   1998               1997
                                         ----------------------------------------

Value realized                                 $203,616,339        $662,753,539
Average cost                                    187,545,833         277,997,358
                                         ----------------------------------------

NET REALIZED GAIN                              $ 16,070,506        $384,756,181
                                         ========================================


                                                  PUTNAM SMALL COMPANY
                                                      EQUITY FUND
                                                   1998               1997
                                         ----------------------------------------
Value realized                                 $ 73,355,838        $155,914,310
Average cost                                     73,169,020         104,594,018
                                         ----------------------------------------

NET REALIZED GAIN                              $    186,818        $ 51,320,292
                                         ========================================

                                                   PUTMAN INCOME FUND
                                                   1998                1997
                                         ----------------------------------------
Value realized                                 $ 37,671,601        $ 29,539,876
Average cost                                     37,975,955          25,031,346
                                         ----------------------------------------

NET REALIZED (LOSS) GAIN                       $   (304,354)       $  4,508,530
                                         ========================================


                                                     PBHG EMERGING
                                                      GROWTH FUND
                                                   1998                     1997
                                         ----------------------------------------
Value realized                                 $ 11,996,110        $          0
Average cost                                     12,531,724                   0
                                         ----------------------------------------

NET REALIZED LOSS                              $   (535,614)       $          0
                                         ========================================

               The TRW Employee Stock Ownership and Savings Plan

C.     INVESTMENTS--CONTINUED

                                                BERNSTEIN INTERNATIONAL
                                                    VALUE PORTFOLIO
                                                    1998                1997
                                         ---------------------------------------
Value realized                                  $11,436,314     $         0
Average cost                                     11,887,275               0
                                         ---------------------------------------

NET REALIZED LOSS                               $  (450,961)    $         0
                                         =======================================

                                                 PUTNAM INVESTORS FUND
                                                   1998                 1997
                                         ---------------------------------------
Value realized                                  $32,736,343     $         0
Average cost                                     32,690,495               0
                                         ---------------------------------------

NET REALIZED GAIN                               $    45,848     $         0
                                         =======================================

                                                     GEORGE PUTNAM
                                                     FUND OF BOSTON
                                                 1998                   1997
                                         ---------------------------------------
Value realized                                  $11,631,112     $         0
Average cost                                     11,735,784               0
                                         ---------------------------------------

NET REALIZED LOSS                               $  (104,672)    $         0
                                         =======================================

               The TRW Employee Stock Ownership and Savings Plan

C.     INVESTMENTS--CONTINUED

The net unrealized appreciation (depreciation) of investments included in net assets is as follows:

                                                                    Putnam
                                                                 Small Company                                      Bernstein
                                  TRW Stock     Putnam S&P 500      Equity       Putnam Income    PBHG Emerging   International
                                     Fund            Index         Portfolio          Fund         Growth Fund   Value Portfolio
                               --------------------------------------------------------------------------------------------------

Balance at January 1, 1997       $553,222,561     $229,431,429    $ 24,826,056   $  2,353,500
Increase for the year              42,199,653     (229,445,350)    (24,826,056)    (2,353,500)
                               --------------------------------------------------------------------------------------------------
Balance at December 31, 1997      595,422,214          (13,921)              0              0    $          0     $          0
Increase (decrease) for the
   year                            (4,347,308)     155,033,320      10,329,010       (960,815)        578,870       (2,068,885)
                               --------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998     $591,074,906     $155,019,399    $ 10,329,010   $   (960,815)   $    578,870     $ (2,068,885)
                               ==================================================================================================




                               Putnam Investors  George Putnam
                                     Fund       Fund of Boston
                               -------------------------------

Balance at January 1, 1997
Increase for the year
                               -------------------------------
Balance at December 31, 1997    $          0     $          0
Increase (decrease) for the
   year                           10,093,828         (976,697)
                               -------------------------------
BALANCE AT DECEMBER 31, 1998    $ 10,093,828     $   (976,697)
                               ===============================

               The TRW Employee Stock Ownership and Savings Plan

C.     INVESTMENTS--CONTINUED

On a revalued basis, which is in accordance with Department of Labor Form 5500 requirements, the realized and unrealized gains (losses) for the year ended December 31, 1998 are not available at the date of the Report of Independent Auditors. A separate schedule will be included in the Form 5500 when filed. For 1997, unrealized appreciation calculated on a revalued basis was $75,341,241 and net realized gain calculated on a revalued basis was $190,461,332.

D.     ADMINISTRATIVE EXPENSES

Generally, salaries and wages of the administrative staff are paid by TRW. Expenses relating to investment advisor fees, management fees, trustee fees, audit fees, printing and postage are paid from Plan assets. Expenses directly attributable to any one fund are charged to that fund. Expenses not directly attributable to any one fund are allocated to each fund in the proportion that the market value of the assets of each fund bears to the total market value of all Plan assets. Brokerage fees and commissions incident to the purchase or sale of securities are paid by the fund in which they are incurred and are included in the cost of securities purchased or sold.

E.     FEDERAL INCOME TAX STATUS OF THE PLAN

The Plan is exempt from federal income taxes as a qualified profit sharing plan. The Plan has received a favorable determination letter from the Internal Revenue Service as to the tax qualified status of the Plan. The Plan's Board of Administration believes that the Plan is in operational compliance with the Internal Revenue Code of 1986 and will remain qualified and exempt from federal income taxes.

F.     TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions include the purchase and sale of short-term investments managed by the Plan's Trustee, Putnam Investments and the Plan's former Trustee, Bankers Trust Company.

Putnam Investments managed assets of the Plan of approximately $1,044,569,035 at December 31, 1998, and received, in cash, trustee fees of $61,217 in 1998.

Bankers Trust Company managed assets of the Plan of approximately $822,379,976 at December 31, 1997, and received, in cash, trustee fees of $633,841 in 1997.

There were no party-in-interest transactions which were prohibited under Department of Labor Regulations.

               The TRW Employee Stock Ownership and Savings Plan

G.     NUMBER OF PARTICIPANTS BY FUND (UNAUDITED)

The summary below sets forth the number of contributing participants by their current investment option(s):

                                                                       DECEMBER 31
                                                                   1998           1997
                                                              --------------------------------
TRW Stock Fund                                                        20,107         17,779
Putnam S&P 500 Index Portfolio                                        23,506         17,738
Primco Stable Value Fund                                              17,329         12,815
Putnam Small Company Equity Portfolio                                 12,497         12,014
Putnam Income Fund                                                     5,827          4,500
Putnam Investors Fund                                                  7,958
PBHG Emerging Growth Fund                                              4,666
Bernstein International Value Portfolio                                3,262
George Putnam Fund of Boston                                           4,680

The total number of participants in the Plan is less than the sum of the number of employees shown above because many are participating in more than one fund.

H.    TRANSFER OF ASSETS TO NEW TRUSTEE

Effective January 1, 1998, Putnam Investments began as recordkeeper, trustee, and investment manager for the plan replacing Bankers Trust and Benefit Services Corporation. Effective January 2, 1998, all assets held by Bankers Trust were transferred to Putnam Investments. In conjunction with the change in trustee, the plan also offered additional investment options.

As of January 1, 1998, participants may place their contributions in a choice of nine investment options consisting of eight investment funds and TRW Stock. The eight investment options in addition to TRW Stock are the following: Putnam S&P 500 Index Portfolio (replaces Equity Fund), PRIMCO Stable Value Fund (formerly Insured Return Fund), Putnam Small Company Equity Portfolio (replaces Small Company Equity Fund), Putnam Income Fund (replaces Bond Index Fund), PBHG Emerging Growth Fund, Bernstein International Value Portfolio, Putnam Investors Fund, and the George Putnam Fund of Boston. A full description of these investment options has been provided to participants in the October 1, 1997 Summary Plan Description.

               The TRW Employee Stock Ownership and Savings Plan

I.     YEAR 2000 (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by June 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                The TRW Employee Stock Ownership and Savings Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1998


    Number of                                                                     Book                Market
     Shares                             Description                              Value                Value
---------------------------------------------------------------------------------------------------------------------
                  COMMON STOCK
      20,014,451  *TRW Stock Fund                                             $  530,985,257       $1,122,060,163

                  GUARANTEED INVESTMENT CONTRACTS
                  Security Backed Investments
                     Primco Group Trust
                       Beta Fund--Putnam:
                         Continental Assurance Co., Contract 63005575,
                           due September 1, 2003, 5.89%                          23,101,819           23,101,819

                       Gamma Fund--PRIMCO:
                         Transamerica Life & Annuity, Contract 76540, due
                           November 15, 2004, 6.01%                              24,738,582           24,738,582

                       Epsilon Fund--PRIMCO:
                         Monumental Life Ins. Co., Contract 00212TR-1,
                           due December 1, 2000, 6.53%                           10,051,379           10,051,379

                       Theta Fund--PRIMCO:
                         Bankers Trust (Del) BASIC, Contract
                           97-892THT, due December 30, 2001, 6.25%               56,154,968           56,154,968


                       Kappa Fund--Putnam:
                         Continental Assurance Co., Contract
                           25719-101, due July 1, 2003, 5.85%                    22,954,054           22,954,054

                       Omicron Fund--PRIMCO:
                         Caisse des Depots (CDC), Contract
                           1115-01,due March 31, 1999, 5.21%                      5,029,306            5,029,306
                                                                          -------------------------------------------
                                                                                142,030,108          142,030,108
                     Separate Accounts
                       AETNA Life Ins. & Ann. Co.:
                         Contract 14612, due December 30, 2001, 7.21%            26,782,105           26,782,105

                The TRW Employee Stock Ownership and Savings Plan


    Number of                                                                     Book                Market
     Shares                             Description                              Value                Value
---------------------------------------------------------------------------------------------------------------------

                  GUARANTEED INVESTMENT CONTRACTS--CONTINUED
                     Separate Accounts--Continued
                       Allstate Life Ins. Co.:
                         Contract 31053, due July 1, 2001, 6.28%                    5,749,005            5,749,005

                       John Hancock Mutual Life:
                         Contract 8712, due June 30, 2003, 6.6%                     5,968,053            5,968,053
                         Contract 7441, due May 1, 2007, 7.04%                     63,077,483           63,077,483
                         Contract 7441-2, due June 30, 2001, 4.5%                     281,748              281,748

                       Metropolitan Life Ins. Co.:
                         Contract 24844, due December 30, 2001, 6.3%               38,192,388           38,192,388

                       Prudential Ins. Co. of Amer.:
                         Contract 6581-1, due July 11, 2001, 10.31%                   253,835              253,835
                         Contract 6661-2, due May 15, 2001, 10.35%                  3,327,757            3,327,757
                         Contract 6702-3, due November 20, 2000, 8.3%                 240,476              240,476
                                                                          -------------------------------------------
                                                                                  143,872,850          143,872,850
                     Synthetics
                       Continental Assurance Co.:
                         Contract 63005751, due April 16, 2001, 7.26%              14,670,543           14,670,543


                       Monumental Life Ins. Co.:
                         Contract 00025TR, due March 30, 2007, 7.04%               48,421,400           48,421,400

                       Rabobank Nederland:
                         Contract TRW069701, due July 15, 2003, 6.75%               5,954,447            5,954,447
                         Contract TRW079701, due October 21, 2002, 6.88%            4,906,628            4,906,628
                         Contract TRW099601, due September 25, 2003, 7.11%          5,764,491            5,764,491
                         Contract TRW109501, due July 2, 2001, 6.19%                4,974,293            4,974,293

                The TRW Employee Stock Ownership and Savings Plan


    Number of                                                                     Book                Market
     Shares                             Description                              Value                Value
---------------------------------------------------------------------------------------------------------------------
                  GUARANTEED INVESTMENT CONTRACTS--CONTINUED
                     Separate Accounts--Continued
                       State Street Bank & Trust:
                         Contract 98149, due January 1, 2001, 5.46%                15,547,171           15,547,171
                                                                          -------------------------------------------
                                                                                  100,238,973          100,238,973

                     Non-Participating Synthetics
                       Caisse des Depots (CDC):
                         Contract 115-02, due April 30, 1999, 7.14%                 6,015,955            6,015,955
                         Contract 115-05, due June 30, 2000, 7.48%                  4,198,143            4,198,143
                         Contract 115-06, due July 2, 2001, 6.76%                   4,965,644            4,965,644
                         Contract 115-07, due December 12, 2002, 4.53%              9,985,156            9,985,156
                                                                          -------------------------------------------
                                                                                   25,164,898           25,164,898
                                                                          -------------------------------------------
                  Sub-Total                                                       411,306,829          411,306,829

                     General Account Investments
                     Fixed Rate & Fixed Term
                       Canada Life Assurance Co.:
                         Contract 45839, due June 16, 1999, 7.06%                   6,191,386            6,191,386

                       Sun Life Assu. Canada (US):
                         Contract S-0910-G, due August 2, 1999, 7.39%               6,823,752            6,823,752
                                                                          -------------------------------------------
                                                                                   13,015,138           13,015,138
                     Variable Rate & Fixed Term
                       Jackson National Life:
                         Contract 1152-1, due November 25, 2000, 4.83%             10,006,464           10,006,464

                       John Hancock Mutual Life:
                         Contract 7314-1, due December 2, 2002, 4.69%               6,164,816            6,164,816
                         Contract 7839, due March 1, 2000, 4.35%                   10,000,000           10,000,000
                                                                          -------------------------------------------
                                                                                   26,171,280           26,171,280
                     Variable Rate & Variable Term
                       Monumental Life Ins. Co.:
                         Contract BDA185ST1, due March 31, 1999, 5.37%              7,559,478            7,559,478
                                                                          -------------------------------------------
                                                                                    7,559,478            7,559,478
                                                                          -------------------------------------------
                  Sub-Total                                                        46,745,896           46,745,896

                The TRW Employee Stock Ownership and Savings Plan

    Number of                                                                     Book               Market
     Shares                             Description                              Value               Value
----------------------------------------------------------------------------------------------------------------

                  GUARANTEED INVESTMENT CONTRACTS--CONTINUED
                     Cash & Equivalents
                       Putnam Fiduciary Trust:
                         Contract 100232, due January 1, 1999, 5.32%           23,442,153           23,442,153
                                                                          --------------------------------------
                                                                               23,442,153           23,442,153
                                                                          --------------------------------------
                  Total Guaranteed Investment Contracts                       481,494,878          481,494,878

                  MUTUAL FUNDS
      58,592,146  *Putnam S&P 500 Index Portfolio                             597,444,365          752,463,764
      13,353,443  *Putnam Small Company Equity Portfolio                      125,026,142          135,355,152
         722,037   PBHG Emerging Growth Fund                                   16,713,924           17,292,794
       1,001,989   Bernstein International Value Portfolio                     19,914,303           17,845,418
       5,462,183  *Putnam Investors Fund                                       71,074,205           81,168,033
       1,694,699  *The George Putnam Fund of Boston                            31,616,855           30,640,158
       6,485,127  *Putnam Income Fund                                          45,902,744           44,941,929
                   Participant loans                                                    0           63,196,163
                                                                          --------------------------------------

                  TOTAL INVESTMENTS                                        $1,920,172,673       $2,746,458,452
                                                                          ======================================

* Indicates party-in-interest


                                   SIGNATURES

          The Plan. Pursuant to requirements of the Securities Exchange Act of 1934, the Board of Administration of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                The TRW Employee Stock Ownership
                                                and Savings Plan



Date:  June 29, 1999                        By:  /s/ Kathleen A. Weigand
                                                -------------------------
                                                Kathleen A. Weigand
                                                Attorney-in-fact

                                  EXHIBIT INDEX


EXHIBIT           EXHIBIT
NUMBER            DESCRIPTION
------            -----------

23                Consent of Ernst & Young LLP

24                Power of Attorney